Exhibit 99.2

1322 Crossman Avenue Sunnyvale, California 94089
March 5, 2007
Attn: Jeff Ciulla, IDC
Ladies and Gentlemen:
Aruba Networks, Inc. (the “Company”) has requested that INTERNATIONAL DATA CORPORATION (IDC) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing a registration statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:
1. IDC consents to the use by the Company of IDC’s name in portions of the prospectus and the Registration Statement.
2. IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, IDC represents that, to its knowledge, the statements made in such (research data) case study are accurate and fairly present the matters referred to therein.
IDC agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

IDC

By:	/s/ Jeff Ciulla

Jeff Ciulla
Analyst Account Manager, IDC
EXHIBIT A
IDC, an independent research firm, estimates that there were 744 million mobile workers worldwide in 2006. IDC defines mobile workers as employees who are mobile within an office or campus environment, home-based workers and workers whose jobs require them to travel outside their primary office.
According to IDC, the market for enterprise-class WLAN solutions is expected to grow from $1.3 billion in 2006 to $3.0 billion in 2010.

Telephone: (408) 227-4500	|	Fax: (408) 227-4550	|	email: info@arubanetworks.com